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UNITED STATES
Securities and Exchange Commission
Washington, D. C. 20549

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS

BY ELECTRONIC FILERS

Temecula Valley Bancorp Inc.
Exact name of registrant as specified in charter

0001172678
Registrant CIK Number

8-A12G
Electronic report, schedule or registration statement of which the documents are a part (give period of report)

000-49844
SEC file number, if available

____
Name of Person Filing the Document (If other than the Registrant)

SIGNATURES

Filings Made By the Registrant:

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Temecula, State of California, 20 02.

Temecula Valley Bancorp Inc.
(Registrant)



By: SVP/Chief Financial Officer
(Name and Title)

Filings Made by Person Other Than the Registrant:

After reasonable inquiry and to the best of my knowledge and belief, I certify on June 14, 20 02 , that the information set forth in this statement is true and complete.

By: McAndrews, Allen & Matson
(Name)

Attorney
(Title)

GENERAL INSTRUCTIONS TO FORM SE

I. Use of Form SE

A. This form shall be used by an electronic filer for the submission of any required paper format exhibit pursuant to the Securities Act of 1933, the Securities Exchange Act of 1934, the Public Utility Holding Company Act of 1935, the Trust Indenture Act of 1939, or the Investment Company Act of 1940, provided that submission of such exhibit in paper format is permitted pursuant to Rule 201 or Rule 202 of Regulation S-T (§§232.201 and 232.202 of this chapter). It also may be used for the submission of any other paper format document permitted by Rule 311 of Regulation S-T (§232.311 of this chapter).

B. Attention is directed to the General Rules and Regulations under the Securities Act of 1933, the Securities Exchange Act of 1934, the Trust Indenture Act of 1939, the Public Utility Holding Company Act of 1935 and the Investment Company Act of 1940. Requirements applicable to electronic submission are set forth in Regulation S-T (Part 232 of this chapter) and the EDGAR Filer Manual.

II. Preparation and Filing of the Form

A. Four complete copies of the Form SE and three complete copies of exhibits filed thereunder shall be submitted in paper format.

B. The Form SE shall be submitted in the following manner:

1. If the subject of a temporary hardship exemption is an exhibit only, the exhibit shall be filed under cover of this form no later than one business day after the date on which the exhibit was to be filed electronically.
2. An exhibit filed pursuant to a continuing hardship exemption, or any other document filed in paper under cover of Form SE (other than an exhibit filed pursuant to a temporary hardship exemption), as allowed by Rule 311 of Regulation S-T, may be filed up to six business days prior to, or on the date of filing of, the electronic format document to which it relates but shall not be filed after such filing date. If a paper document is submitted in this manner, requirements that the document be filed with, provided with or accompany the electronic filing shall be satisfied. Any requirements as to delivery or furnishing the information to persons other than the Commission shall not be affected by this Instruction.

C. The registrant, or person other than the registrant, shall identify the documents being filed. Attach any paper format exhibit and an exhibit index as required by Item 601 of Regulation S-K (§229.601 of this chapter).

D. One copy of the form shall be manually signed by each person on whose behalf the form is submitted or by an authorized representative. If the form is signed by the authorized representative of a person (other than an executive officer or general partner), evidence of the authority of the representative to sign on behalf of such person shall be filed with the form, provided, however, that a power of attorney for this purpose that is already on file with the Commission may be incorporated by reference.

E. If the form is submitted in connection with a temporary hardship exemption, signatures may be in typed form rather than manual format.

http://www.sec.gov/divisions/corpfin/forms/se.htm
Last update: 02/11/2002

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
PURSUANT TO SECTION 12(b) OR 12(g) OF THE
SECURITIES EXCHANGE ACT OF 1934

TEMECULA VALLEY BANCORP INC.
(Exact name of Registrant as specified in its charter)

DELAWARE	46-0476193
(State of Incorporation Or Organization)	IRS Employer Identification No.

27710 Jefferson Avenue, Suite A100, Temecula, CA	92590
(Address of Principal Executive Offices)	(Zip Code)

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box [ ].

If this form relates to the registration of a class of securities pursuant to General Instruction A.(d), check the following box [X].

Securities Act registration statement file number to which this form relates: ______________________ (if applicable).

Securities to be registered pursuant to Section 12(b) of the Act:

Titles of Each Class To Be So Registered	Name of Each Exchange on Which Each Class is to be Registered

Securities to be registered pursuant to Section 12(g) of the Act:

common stock, $.001 par value
(Title of Class)

warrants to purchase common stock, $.001 par value
(Title of Class)

Exhibit Index on Page 5

INFORMATION REQUIRED IN REGISTRATION STATEMENT

ITEM 1. Description of Registrant's Securities to be Registered.

INTRODUCTION

On June 3, 2002, Temecula Valley Bank, N.A., a national banking association organized under the laws of the United States ("Bank"), completed its holding company reorganization (the "Reorganization"), whereby the Bank became the wholly owned subsidiary of Temecula Valley Bancorp Inc., a Delaware corporation ("Registrant").

Pursuant to the Bank and Registrant Amended and Restated Plan of Reorganization dated as of April 2, 2002, each outstanding share of Bank common stock was exchanged for one share of common stock of Registrant and each outstanding warrant to purchase one share of Bank common stock became an outstanding warrant to purchase one share of Registrant common stock.

U.S. Stock Transfer Corporation, Glendale, California, is Registrant's transfer agent.

The filing of this Form 8-A by Registrant registers its common stock and warrants with the Securities and Exchange Commission under Section 12(g) of the Securities Exchange Act of 1934, as amended ("Exchange Act"). The Bank previously filed Exchange Act reports with the Comptroller of the Currency.

COMMON STOCK

Authorized and Outstanding Stock. Registrant has authorized capitalization of 40,000,000 shares of common stock, $.001 per share par value. As of April 30, 2002, as a result of the reorganization, 3,666,714 shares of Registrant common stock were issued and outstanding.

Voting Rights. All voting rights are vested in the holders of common stock with each share entitled to one vote, except with respect to the election of directors, as described below

For the election of directors, California law provides that every shareholder entitled to vote may cumulate votes for candidates in nomination and give one candidate a number of votes equal to the number of directors to be elected multiplied by the number of votes to which that shareholder's shares are entitled, or distribute the shareholder's votes on the same principal among any or all of the candidates, as the shareholder thinks fit. The candidates receiving the highest number of votes, up to the number of directors to be elected, shall be elected. However, a shareholder may cumulate votes only for a candidate or candidates whose names have been placed in nomination prior to the voting, and only if the shareholder has given notice at the meeting prior to the voting at such meeting of his or her intention to cumulate his or her votes. If any one shareholder has given such notice, all shareholders may cumulate votes for candidates in nomination. The shareholders of the Registrant will have cumulative voting rights, as described above, so long as California law is applicable to the operations of the Registrant.

Dividend Rights. Holders of Registrant common stock are entitled to dividends legally available therefor, when and as declared by the Bank's Board of Directors. Registrant is subject to applicable Delaware and California law and applicable federal law with respect to the payment of dividends.

The Delaware General Corporation Law provides that dividends may be paid only: (1) out of a corporation's surplus (generally, the amount of net assets in excess of the greater of the aggregate par value of the capital stock or Board of Director determined capital); or (2) if there is no surplus, out of net profits for the fiscal year in which the dividend is declared and/or the preceding fiscal year, unless depreciated values in property or losses have diminished capital to an amount less than the aggregate amount of capital represented by the issued and outstanding stock of all classes having a preference upon asset distribution (in which case, the deficient amount in the preference must be replenished before dividends are declared and paid.)

The California General Corporation Law provides that a corporation may make a distribution to its shareholders if retained earnings immediately prior to the dividend payout at least equal the amount of the proposed distribution. In the event that sufficient retained earnings are not available for the proposed distribution, a corporation may, nevertheless, make a distribution, if it meets both the "quantitative solvency" and the "liquidity" tests provide in California law. In general, the quantitative solvency test requires that the sum of the assets of the corporation equal at least 1-1/4 times its liabilities. The liquidity test generally requires that a corporation have current assets at least equal to current liabilities, or, if the average of the earnings of the corporation before taxes on income and before interest expenses for the two preceding fiscal years was less than the average of the interest expense of the corporation for such fiscal years, then current assets must equal at least 1-1/4 times current liabilities.

In addition, federal regulatory agencies have the authority and general enforcement powers to prohibit a bank from engaging in practices which they consider to be unsafe or unsound. It is possible, depending upon the financial condition of Bank, Registrant and other factors, that the Comptroller of the Currency and the Federal Reserve Board could assert that the payment of dividends or other payments might under some circumstances be such an unsafe or unsound practice and thereby prohibit such payment. The Federal Deposit Insurance Corporation Improvement Act of 1991 further prohibits a bank from paying a dividend if the dividend payment would result in the bank failing to meet any of its minimum capital requirements.

Assessment of Shares. Shares of Registrant are not subject to assessment.

Liquidation Rights. Subject to superior liquidation rights that may come into existence in the future, holders of Registrant common stock will have a pro rata right to participate in Registrant's assets legally available for distribution in the event of liquidation or dissolution.

Preemptive Rights. The holders of Registrant's common stock do not have preemptive rights to subscribe to any additional shares of the Registrant's common stock that may be issued. Therefore, shares of Registrant's common stock or other securities may be offered in the future to the investing public or to shareholders at the discretion of Registrant's

Board of Directors, and such other securities may have rights that are senior to those of the shares of Registrant common stock.

Dissenter's Rights. In certain merger and reorganization transactions, shareholders of Registrant are entitled to exercise rights of dissent and demand payment of the cash value of their shares instead of receiving the consideration in any such transaction. Such rights would be dictated by California and Delaware law, to the extent applicable. The rights under state law are very detailed with specific steps that must be taken to perfect rights and establish the price of the shares to be tendered.

WARRANTS

Authorized and Outstanding Warrants. As of April 30, 2002 the Bank had 194,409 warrants outstanding. After the Reorganization, each warrant will entitle the holder thereof to purchase one share of Registrant common stock at an exercise price of $5.00 per share. The warrants will expire on June 22, 2003. The exercise price and the number of shares of common stock purchasable upon exercise of each warrant is subject to antidilution adjustments in certain events, including a stock split or stock dividend.

No adjustment in the number of shares purchasable upon exercise of the warrants will be required until cumulative adjustments require an adjustment of at least 1% thereof. No fractional shares will be issued upon exercise of warrants, but the Registrant will pay the market value of any fractional shares otherwise issuable.

In the event of a consolidation, merger or sale or conveyance of the property of the Registrant, the Registrant may, but is not required to, enter into an agreement, with the acquiring corporation for the warrants to be assumed, with the holder or each outstanding warrant to have the right, upon payment of the exercise price, to the kind and amount of shares of stock and other securities and property (including cash) receivable by a holder of the number of shares of common stock into which such warrants were exercisable immediately prior thereto. If such an agreement is not entered into with the acquiring corporation, then the holders of the warrants will be given notice, at least 30 days prior to the last date on which the warrants will be exercisable, of the proposed transaction and the last date to exercise.

The Registrant will authorize and reserve for issuance the shares of common stock initially issuable upon exercise of the warrants. When delivered, such shares of common stock shall be fully paid and non-assessable.

Warrant holders will not be entitled, by virtue of being such holders, to receive dividends or to consent to or to receive notice as shareholders in respect to any meeting of shareholders for the election of directors of the Registrant or any other matters, or to vote at any such meeting, or to any other rights whatsoever as shareholders of the Registrant. Warrant holders are encouraged to request information about the Bank and Registrant before they exercise the warrants.

ITEM 2. EXHIBITS

2.	Bank and Registrant Amended and Restated Plan of Reorganization dated as of April 2, 2002.
3.(i)	Certificate of Incorporation of Temecula Valley Bancorp Inc.
3.(ii)	Bylaws of Temecula Valley Bancorp Inc.
4.(i)	Common Stock Certificate of Temecula Valley Bancorp Inc.
4.(ii)	Warrant Certificate of Temecula Valley Bank, N.A., as adopted by Temecula Valley Bancorp Inc.

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

Dated: June 3, 2002

TEMECULA VALLEY BANCORP INC.
(Registrant)

By: /S/ DONALD A. PITCHER
DONALD A. PITCHER
Chief Financial Officer

EXHIBIT INDEX

Exhibit	Description
2.	Bank and Registrant Amended and Restated Plan of Reorganization dated as of April 2, 2002.
3.(i)	Certificate of Incorporation of Temecula Valley Bancorp Inc.
3.(ii)	Bylaws of Temecula Valley Bancorp Inc.
4.(i)	Common Stock Certificate of Temecula Valley Bancorp Inc.
4.(ii)	Warrant Certificate of Temecula Valley Bank, N.A. as adopted by Temecula Valley Bancorp Inc.

Exhibit Index on Page 5

EXHIBIT 2

BANK AND BANCORP AMENDED AND RESTATED PLAN OF REORGANIZATION

This Bank and Bancorp Amended and Restated Plan of Reorganization ("Plan") is entered into by and between Temecula Valley Bank, N.A., a national association ("Bank") and Temecula Valley Bancorp Inc., a Delaware corporation ("Bancorp") on April 2, 2002 and replaces the original Plan of Reorganization dated March 12, 2002.

1. Participating Entities / Terms and Conditions.

A. Bank is a banking corporation duly organized, validly existing and doing business in good standing under the laws of the United States and has authorized capital of forty million (40,000,000) shares of one dollar twenty five cents ($1.25) par value common stock;

B. Bancorp is a corporation duly organized, validly existing and doing business in good standing under the laws of Delaware, and has authorized capital of forty million (40,000,000) shares of the one tenth of one cent ($0.001) par value common stock; and

C. A majority of the entire Boards of Directors of Bank and Bancorp, respectively, have approved this Plan and authorized its execution.

D. At the Effective Time, as defined below, the Share Exchange, as defined below, shall be effected as follows: each issued and outstanding share of Bank common stock ("Bank Common Stock") will be converted into and exchanged for a right to receive one share of Bancorp Common Stock ("Bancorp Common Stock"), except for shares of Bank Common Stock held by Dissenting Bank Stockholders, as defined below.

E. Subject to the satisfaction of the conditions set forth in this Plan, at the Effective Time, the Bank will be a wholly-owned subsidiary of Bancorp. At the Effective Time, the separate corporate existence, identity, name, purposes, franchises, powers, rights and immunities of Bank shall continue unaffected and unimpaired by the Share Exchange.

2. Definitions.

As used in this Plan, the following terms have the definitions indicated:

A. "Closing Date" has the meaning set forth in Section 7.

B. "Dissenting Bank Stockholder" has the meaning set forth in Section 4 hereof.

C. "Effective Date" means the business day upon which the Effective Time falls.

D. "Effective Time" means 5 p.m. California time, on the day when all of the conditions to the Share Exchange have satisfied or waived, and the parties hereto then agree to the Effective Time.

E. "Exchange Agent" means the Bank or an agent acting on its behalf in such capacity.

F. "FRB" means the Federal Reserve Board.

G. "OCC" means the Office of the Comptroller of the Currency.

H. "Share Exchange" means the transactions described in Section 1.D.

I. "Stock Option Plans" means the Temecula Valley Bank, National Association 1996 Incentive and Nonqualified Stock Option Plan (Employees), as amended and the Temecula Valley Bank, National Association 1997 Nonqualified Stock Option Plan (Directors), as amended.

3. Other Definitions. The terms defined in Section 2 do not comprise all the defined terms contained in this Plan. Capitalized terms not defined in Section 2 shall have the meanings described elsewhere herein.

4. Dissenting Bank Stockholders.

A. Procedure. The parties agree to afford to those stockholders of the Bank who opt to exercise their rights of dissent, the rights specified in this Plan and those specified in 12 U.S.C. Section 215a(b), as amended from time to time and no others. A Bank stockholder may become a Dissenting Bank Stockholder if such stockholder shall have:

(i) Voted against the Plan at the meeting of stockholders (the "Meeting") called for the purpose of obtaining stockholder approval of the Plan or delivered to the Bank, at or before the Meeting, written notice of the stockholder's dissent from the Plan; and

(ii) After receipt of notice of the date of consummation and shall have at any time before thirty (30) days after consummation of the Share Exchange made a written request to the Bank accompanied by the surrender of his or her stock certificates.

B. Limitation of Rights. A stockholder who becomes a Dissenting Bank Stockholder shall thereafter have only such rights as are provided such a stockholder in accordance with 12 U.S.C. Section 215a and as specified in this Plan, and shall have no other rights under this Plan or otherwise.

5. Effect of Share Exchange.

A. Share Exchange. As of the Effective Time of the Share Exchange, by virtue of the Share Exchange and without any action on the part of the holder of any shares of Bank Common Stock, each outstanding certificate which previously represented shares of Bank Common Stock (except shares held by Dissenting Bank Stockholders) shall, until surrendered for exchange, be deemed for all purposes to evidence only the right to receive shares of Bancorp Common Stock in accordance with the terms of this Plan. After the Effective Time, there shall be no further registration of transfer on the records of Bank of shares of Bank Common Stock. If a certificate representing shares of Bank Common Stock is presented to the Bank, the Exchange Agent or the Bancorp it shall be cancelled in exchange for shares of Bancorp Common Stock or cash as herein provided.

B. Charter and Bylaws. The Articles of Association of Bank as in effect immediately prior to the Effective Date shall, at and after the Effective Date, be the Articles of Association of the Bank, without change or amendment (until amended or repealed as provided by law) and the Bylaws of Bank as in effect immediately prior to the Effective Date shall, at and after the Effective Date, be the Bylaws of the Bank, without change or amendment (until amended or repealed as provided by law).

C. Officer and Directors. On and after the Effective Date, the directors and officers of Bank, immediately prior to the Effective Date, shall be the directors and officers of the Bank. Directors of the Bank shall serve until the next annual meeting of stockholders of the Bank and until such time as their successors are elected and have qualified.

D. Rights and Privileges. On and after the Effective Date, all the rights, privileges, powers, franchises, facilities and immunities, as well as all the properties, real, personal and mixed, tangible and intangible, of Bank shall continue unaffected and unimpaired by the Share Exchange.

E. Further Cooperation. If at any time after the Effective Date any further conveyance, assignment or other documents, or any further action is necessary or desirable to further effectuate the transactions set forth herein or contemplated hereby, the officers and directors of the parties hereto shall execute and deliver, or cause to be executed and delivered, all such documents as may be reasonably required to effectuate such transactions.

F. Offices. Upon the Effective Date, all offices of Bank shall continue to be offices of the Bank and the principal office of Bank shall continue to be the principal office of the Bank.

G. Rights to Stock Options. On and after the Effective Date, all outstanding options to purchase shares of Bank Common Stock granted pursuant to the Bank's Stock Option Plans shall be assumed by and shall be deemed options to purchase shares of Bancorp Common Stock on the same terms and conditions, subject to the requirements of the Securities Act of 1933, as amended, and the California law, and for the same number of shares as have been agreed upon and set forth in Bank's Stock Option Plans and stock option agreements entered into pursuant thereto.

H. Warrant Shares. Warrants to purchase Bank Common Stock which are outstanding immediately before the Effective Time shall upon the Effective Time and without any further action on the part of the holders thereof or the parties hereto be exchanged for, converted into and be deemed warrants issued by the Bancorp with the same terms and conditions and to purchase the same number of shares of Bank Common Stock as the warrants issued and outstanding immediately prior to the Effective Time.

6. Exchange Process For Stockholders Other Than Dissenting Bank Stockholders. As soon as practical after the Effective Time, the Exchange Agent will send a letter of transmittal, the terms of which shall be acceptable to the parties hereto, to each holder of a certificate theretofore evidencing Bank Common Stock (except for Dissenting Bank Stockholders), advising such holder of the terms of the exchange effected by the Share Exchange and the procedure for surrendering to the Exchange Agent such certificate or certificates for exchange into stock or cash, as the case may be. Upon surrender of certificates theretofore evidencing shares of Bank Common Stock to the Exchange Agent in accordance with such letter of transmittal, each such holder shall be entitled to receive in exchange therefore the amount of cash or stock called for under the terms of this Plan. The Exchange Agent may withhold delivery of cash or stock to any Bank stockholder who has not delivered his or her certificates for exchange along with a duly completed letter of transmittal.

7. The Closing. The Closing of the transactions contemplated herein shall take place at the main office of Bank at 10:00 a.m., local time (or at such other place and time as the parties may mutually agree upon), on a date (the "Closing Date") determined by the parties, which date shall be within sixty (60) days following the date upon which all approvals, consents and authorizations are obtained and all applicable waiting periods have lapsed (the "Closing"). At the Closing and on the Closing Date, the parties shall deliver, or cause to be delivered, the documents necessary to effect a closing.

8. Conditions to Closings. The mutual obligations of the parties to proceed with the Share Exchange are subject to fulfillment, at or prior to the Effective Time of the conditions set forth in this Section 8.

A. Regulatory Approvals. Appropriate permits or approvals from the FRB, the OCC and any other governmental agencies which are necessary to carry out the transactions contemplated in this Plan shall have been received, including but not limited to approval from the FRB for Bancorp to become the holding company of the Bank as a result of the effectuation of the Share Exchange and from the OCC for the Bank to engage in the Share Exchange.

B. Shareholder Approval. This Plan shall have been approved by the holders of record of at least two thirds (2/3) of the issued and outstanding shares of Bank Common Stock.

C. Rights of Dissenting Shareholders. Any stockholder of the Bank who has voted against the Plan at the Meeting, or has given notice in writing at or prior to the Meeting to the presiding officer that he or she dissents from the Plan, shall be entitled to receive the value of the shares so held by him or her when the Plan shall be approved by the Comptroller upon written request made to the Bancorp at any time before thirty (30) days after the date of consummation of the Share Exchange, accompanied by the surrender of his or her stock certificates. The value of the shares of any dissenting stockholder shall be determined in accordance with the provisions of 12 U.S.C. Section 215a.

D. Performance. Each of the acts and undertakings of the Bank and Bancorp to be performed on or before the Effective Date pursuant to the terms hereof shall have been duly performed in all material respects.

E. Opinion. Issuance (unless the same is waived by the parties hereto) of a favorable opinion from a law firm or accounting firm, in form and substance satisfactory to the parties and their counsel, with respect to the tax consequences to the parties and their stockholders resulting from the Share Exchange.

F. No Violation. The Share Exchange shall not violate any order, decree or judgment of any court or governmental body having competent jurisdiction and no law, rule or regulation shall have been adopted, by any such body, prohibiting or enjoining the actions contemplated by this Plan or which would, in the reasonable judgment of either party, substantially lessen the benefits of the transactions contemplated hereby.

G. No Orders. No order of any court is entered which, in the reasonable opinion of either party, renders it impossible or inadvisable for either party to consummate the transactions contemplated hereby.

9. Termination.

A. Events of Termination. The Plan may be terminated at any time upon the occurrence of any of the following events:

(i) If any of the conditions set forth in Article 8 are not fulfilled within a reasonable period of time, such reasonable period of time to be determined by a majority of the Board of Directors of either of the parties, in their sole and absolute discretion; or

(ii) If any action, suit, proceeding or claim has been instituted, made or threatened, relating to this Plan or the proposed Share Exchange which makes consummation of the Share Exchange inadvisable in the opinion of a majority of the Board of Directors of either of the parties; or

(iii)If for any reason consummation of the Share Exchange is inadvisable in the opinion of a majority of the Board of Directors of either of the parties.

B. Mandatory Termination. The Plan shall be terminated in the event holders of shares perfect their dissenters rights of appraisal pursuant to 12 U.S.C. Section 215a in an amount that the Board of Directors of either party determines, in its sole discretion, is detrimental to the capital levels of either party.

Upon termination, this Plan shall be void and of no further effect, and there shall be no liability by reason of this Plan or the termination thereof on the part of the parties hereto or their respective directors, officers, employees, agents or stockholders.

10. Amendment. Bank and Bancorp, by mutual consent of their respective Boards of Directors, to the extent permitted by law, may amend, modify, supplement and interpret this Plan in such manner as may be mutually agreed upon by them in writing at any time before or after adoption thereof by stockholders of Bank; provided, however, that no such amendment, modification or supplement shall change any principal term hereof or the number or kind of shares to be issued by Bancorp in exchange for each share of Bank, except (i) by the affirmative action of such stockholders as required by law or (ii) the initial approval of this Plan by the Bank's stockholders shall be deemed to include

approval of such changes to this Plan, if any, as may be required from time to time by any bank regulatory agency or department.

11. Governing Law. This Plan is made and entered into in the State of California, and the laws of said State shall govern the validity and interpretation hereof, and the performance of the parties hereto and their respective duties and obligations hereunder except as required by applicable provisions of Title 12 of the United States Code and the laws, rules and regulations issued thereunder within the jurisdiction of the OCC and the FRB.

12. Assignment. This Plan may not be assigned by either party without the prior written consent of the other party and any attempted assignment in violation of this section is void.

13. Successors and Assigns. This Plan shall be binding upon and inure to the benefit of, and be enforceable by, the parties hereto and their respective successors and assigns.

14. Entire Plan. This Plan together with any schedules or exhibits hereto contains all of the agreements of the parties to it with respect to the matters contained herein and no prior or contemporaneous agreement or understanding, oral or written, pertaining to any such matters shall be effective for any purpose.

15. Headings. The headings of this Plan are for purposes of reference only and shall not limit or define the meaning of the provisions of this Plan.

16. Severability. If any paragraph, section, sentence, clause or phrase contained in this Plan shall become illegal, null or void or against public policy, for any reason, or shall be held by any court of competent jurisdiction to be illegal, null or void or against public policy, the remaining paragraphs, sections, sentences, clauses or phrases contained in this Plan shall not be affected thereby.

17. Singular and Plural. Whenever the context of this Plan so requires, the singular includes the plural, the plural includes the singular, and the whole includes any part thereof.

18. Third Parties. Except as may be specifically provided herein, nothing in this Plan, whether expressed or

implied, is intended to confer any rights or remedies under or by reason of this Plan on any persons other than the parties to it and their respective successors and assigns, nor is anything in this Plan intended to relieve or discharge the obligation or liability of any third persons to any party to this Plan, nor shall any provision give any third persons any right of subrogation or action over against any party to this Plan.

19. Expenses. All of the expenses of the Share Exchange, including filing fees, printing and mailing costs, and accountants' fees and legal fees shall be borne by the Bank or the Bancorp, as applicable.

[SIGNATURES ON FOLLOWING PAGE]

IN WITNESS WHEREOF, the parties to this Plan have duly executed this Plan as of the day and year first above written.

TEMECULA VALLEY BANK, N.A.

By: /S/ STEHEN H. WACKNITZ
Stephen H. Wacknitz
President and Chief Executive Officer

TEMECULA VALLEY BANCORP INC.

By: /S/ STEPHEN H. WACKNITZ
Stephen H. Wacknitz
President and Chief Executive Officer

EXHIBIT 3.(i)

CERTIFICATE OF INCORPORATION
OF
TEMECULA VALLEY BANCORP INC.

ARTICLE I.
NAME OF CORPORATION

The name of the corporation is Temecula Valley Bancorp Inc.

ARTICLE II.
REGISTERED OFFICE AND AGENT

The address of the registered office of the corporation in the State of Delaware is 9 East Loockerman Street, in the City of Dover 19901, County of Kent, and the name of its registered agent at that address is National Registered Agents, Inc.

ARTICLE III.
CORPORATE PURPOSE

The purpose of the corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of Delaware.

ARTICLE IV.
AUTHORIZED CAPITAL STOCK

The corporation shall be authorized to issue one class of stock to be designated Common Stock; the total number of shares which the corporation shall have authority to issue is forty million (40,000,000) and each such share shall have a par value of one tenth of one cent ($0.001).

ARTICLE V.
INCORPORATOR

The name and mailing address of the incorporator of the corporation is:

Stephanie E. Allen, Esq.
McAndrews, Allen & Matson
1900 Main Street, Suite 600

Irvine, CA 92614

ARTICLE VI.
AMENDMENT OF CORPORATION DOCUMENTS

This corporation reserves the right to amend, alter, change or repeal any provision contained in this Certificate of Incorporation, in the manner now or hereafter prescribed by statute, and all rights conferred on stockholders herein are granted subject to this reservation.

In furtherance and not in limitation of the powers conferred by statute, the board of directors is expressly authorized to make, repeal, alter, amend and rescind the bylaws of this corporation.

ARTICLE VII.
ELECTION OF DIRECTORS

Elections of directors need not be by written ballot unless the bylaws of the corporation shall so provide.

ARTICLE VIII.
LIMITATION OF DIRECTOR LIABILITY

To the fullest extent permitted by the Delaware General Corporation Law as the same exists or may hereafter be amended, a director of this corporation will not be liable to this corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except (i) for any breach of the director's duty of loyalty to this corporation or its stockholders; (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; (iii) under Section 174 of the Delaware General Corporation Law; or (iv) for any transaction from which the director derived any improper personal benefit. If the Delaware General Corporation Law is amended after the date of the filing of this Certificate of Incorporation to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of this corporation will be eliminated or limited to the fullest extent permitted by the Delaware General Corporation Law, as so amended from time to time. No repeal or modification of this Article VIII by the stockholders will adversely affect any right or protection of a director of this corporation existing by virtue of this Article VIII at the time of such repeal or modification.

ARTICLE IX.
INDEMNIFICATION OF DIRECTORS AND AGENTS

To the fullest extent permitted by applicable law, this corporation is also authorized to provide indemnification of (and advancement of expenses to) such directors and agents (and any other persons to which Delaware law permits this corporation to provide indemnification) through bylaw provisions, agreements with such agents or other persons, vote of stockholders or disinterested directors or otherwise, in excess of the indemnification and advancement of expenses otherwise permitted by Section 145 of the Delaware General Corporation Law, subject only to limits imposed by applicable Delaware law (statutory or non-statutory),with respect to actions for breach of duty to this corporation, its stockholders or others. No repeal or modification of this Article IX by the stockholders will adversely affect any right or protection of a director of this corporation existing by virtue of this Article IX at the time of such repeal or modification.

Dated: March 1, 2002

/S/ STEPHANIE E. ALLEN
Stephanie E. Allen
Incorporator

EXHIBIT 3.(ii)

BYLAWS

OF

TEMECULA VALLEY BANCORP INC.

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TABLE OF CONTENTS

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BYLAWS
OF
TEMECULA VALLEY BANCORP INC.

ARTICLE 1.
STOCKHOLDERS

Section 1.1. Annual Meeting.
An annual meeting of the stockholders of Temecula Valley Bancorp Inc. (the "Corporation"), for the election of directors and for the transaction of such other business as may properly come before the meeting, shall be held at such place, on such date, and at such time as the Board of Directors shall each year fix, which date shall be within thirteen months subsequent to the later of the date of incorporation or the last annual meeting of stockholders.

Section 1.2. Special Meetings.
Special meetings of the stockholders, for any purpose or purposes prescribed in the notice of the meeting, may be called by (1) the Board of Directors pursuant to a resolution adopted by a majority of the total number of authorized directors (whether or not there exist any vacancies in previously authorized directorships at the time any such resolution is presented to the Board for adoption), (2) the Chairman of the Board, (3) the President or (4) the holders of shares entitled to cast not less than twenty percent (20%) of the votes at the meeting, and shall be held at such place, on such date, and at such time as they shall fix. Business transacted at special meetings shall be confined to the purpose or purposes stated in the notice.

Section 1.3. Notice of Meetings.
Written notice of the place, date and time of all meetings of the stockholders shall be given not less than ten (10) nor more than sixty (60) days before the date on which the meeting is to be held, to each stockholder entitled to vote at such meeting, except as otherwise provided herein or required by law (meaning, here and hereinafter, as required from time to time by the Delaware General Corporation Law or the Certificate of Incorporation of the Corporation).

When a meeting is adjourned to another place, date or time, written notice need not be given of the adjourned meeting if the place, date and time thereof are announced at the meeting at which the adjournment is taken; provided, however, that if the date of any adjourned meeting is more than thirty (30) days after the date for which the meeting was originally noticed, or if a new record date is fixed for the adjourned meeting, written notice of the place, date and time of the adjourned meeting shall be given in conformity herewith. At any adjourned meeting, any business may be transacted which might have been transacted at the original meeting.

Section 1.4. Quorum.
At any meeting of the stockholders, the holders of a majority of all of the shares of the stock entitled to vote at the meeting, present in person or by proxy, shall constitute a quorum for all purposes, unless or except to the extent that the presence of a larger number may be required by law or by the Certificate of Incorporation or Bylaws of this Corporation.

If a quorum shall fail to attend any meeting, the chairman of the meeting or the holders of a majority of the shares of stock entitled to vote who are present, in person or by proxy, may adjourn the meeting to another place, date, or time.

If a notice of any adjourned special meeting of stockholders is sent to all stockholders entitled to vote thereat, stating that it will be held with those present constituting a quorum, then except as otherwise required by law, those present at such adjourned meeting shall constitute a quorum, and all matters shall be determined by a majority of the votes cast at such meeting.

Section 1.5. Organization.
Such person as the Board of Directors may have designated or, in the absence of such a person, the Chief Executive Officer of the Corporation or, in his absence, such person as may be chosen by the holders of a majority of the shares entitled to vote who are present, in person or by proxy, shall call to order any meeting of the stockholders and act as chairman of the meeting. In the absence of the Secretary of the Corporation, the Secretary of the meeting shall be such person as the Chairman appoints.

Section 1.6. Conduct of Business.
The chairman of any meeting of stockholders shall determine the order of business and the procedure at the meeting, including such regulation of the manner of voting and the conduct of discussion as seem to him in order.

Section 1.7. Notice of Stockholder Business.
At an annual or special meeting of the stockholders, only such business shall be conducted as shall have been properly brought before the meeting. To be properly brought before a meeting, business must be (a) specified in the notice of meeting (or any supplement thereto) given by or at the direction of the Board of Directors, (b) properly brought before the meeting by or at the direction of the Board of Directors, (c) properly brought before an annual meeting by a stockholder, or (d) properly brought before a special meeting by a stockholder, but if, and only if, the notice of a special meeting provides for business to be brought before the meeting by stockholders. For business to be properly brought before a meeting by a stockholder, the stockholder must have given timely notice thereof in writing to

the Secretary of the Corporation. To be timely, a stockholder proposal to be presented at an annual meeting shall be received at the Corporation's principal executive offices not less than 120 calendar days in advance of the date that the Corporation's (or the Corporation's predecessor's) proxy statement was released to stockholders in connection with the previous year's annual meeting of stockholders, except that if no annual meeting was held in the previous year or the date of the annual meeting has been changed by more than 30 calendar days from the date contemplated at the time of the previous year's proxy statement, or in the event of a special meeting, notice by the stockholder to be timely must be received not later than the close of business on the tenth day following the day on which such notice of the date of the meeting was mailed or such public disclosure was made. A stockholder's notice to the Secretary shall set forth as to each matter the stockholder proposes to bring before the annual or special meeting (a) a brief description of the business desired to be brought before the annual or special meeting and the reasons for conducting such business at the annual or special meeting, (b) the name and address, as they appear on the Corporation's books, of the stockholder proposing such business, (c) the class and number of shares of the Corporation which are beneficially owned by the stockholder, and (d) any material interest of the stockholder in such business. Notwithstanding anything in the Bylaws to the contrary, no business shall be conducted at an annual or special meeting except in accordance with the procedures set forth in this Section 1.7. The chairman of an annual or special meeting shall, if the facts warrant, determine and declare to the meeting that business was not properly brought before the meeting and in accordance with the provisions of this Section 1.7, and if he should so determine, he shall so declare to the meeting and any such business not properly brought before the meeting shall not be transacted.

Section 1.8. Proxies and Voting.
At any meeting of the stockholders, every stockholder entitled to vote may vote in person or by proxy authorized by an instrument in writing filed in accordance with the procedure established for the meeting.

Each stockholder shall have one vote for every share of stock entitled to vote which is registered in his name on the record date for the meeting, except as otherwise provided herein or required by law.

All voting, except where otherwise required by law, may be by a voice vote provided, however, that upon demand therefor by a stockholder entitled to vote or by his or her proxy, a stock vote shall be taken. Every stock vote shall be taken by ballots, each of which shall state the name of the stockholder or proxy voting and such other information as may be required under the procedure established for the meeting. Every vote taken by ballots shall be counted by an inspector or inspectors appointed by the chairman of the meeting.

All elections shall be determined by a plurality of the votes cast, and except as otherwise required by law (see General California Corporations Law Section 2115(b), if applicable) or these Bylaws, all other matters shall be determined by a majority of the votes cast.

Section 1.9. Stock List.
A complete list of stockholders entitled to vote at any meeting of stockholders, arranged in alphabetical order for each class of stock and showing the address of each such stockholder and the number of shares registered in his or her name, shall be open to the examination of any such stockholder, for any purpose germane to the meeting, during ordinary business hours for a period of at least ten (10) days prior to the meeting, either at a place within the city where the meeting is to be held, which place shall be specified in the notice of the meeting, or if not so specified, at the place where the meeting is to be held.

The stock list shall also be kept at the place of the meeting during the whole time thereof and shall be open to the examination of any such stockholder who is present. This list shall presumptively determine the identity of the stockholders entitled to vote at the meeting and the number of shares held by each of them.

Section 1.10. Stockholder Action by Written Consent.
Any action which may be taken at any annual or special meeting of stockholders may be taken without a meeting and without prior notice, if a consent in writing, setting forth the actions so taken, is signed by the holders of outstanding shares having not less than the minimum number of votes which would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted. All such consents shall be filed with the Secretary of the Corporation and shall be maintained in the corporate records. Prompt notice of the taking of a corporate action without a meeting by less than unanimous written consent shall be given to those stockholders who have not consented in writing.

ARTICLE 2.
BOARD OF DIRECTORS

Section 2.1. Number and Term of Office.
The number of directors shall initially be six (6), and, thereafter, shall be fixed from time to time exclusively by the Board of Directors pursuant to a resolution adopted by a majority of the total number of authorized directors (whether or not there exist any vacancies in previously authorized directorships at the

time any such resolution is presented to the Board for adoption) provided that the number fixed shall be no less than five (5) and no more than twenty five (25). Each director shall hold office until his successor is elected and qualified or until his earlier death, resignation, retirement, disqualification or removal.

Section 2.2. Vacancies and Newly Created Directorships. Newly created directorships resulting from any increase in the authorized number of directors or any vacancies in the Board of Directors resulting from death, resignation, retirement, disqualification, or other cause (other then removal from office by a vote of the stockholders) may be filled only by a majority vote of the directors then in office, though less than a quorum, and directors so chosen shall hold office for a term expiring at the next annual meeting of stockholders. No decrease in the number of directors constituting the Board of Directors shall shorten the term of any incumbent director.

Section 2.3. Removal.
Any director, or the entire Board of Directors, may be removed from office at any time, with or without cause, but only by the affirmative vote of the holders of at least a majority of the voting power of all of the then outstanding shares of stock of the Corporation entitled to vote generally in the election of directors, voting together as a single class, subject, however, to the provisions of Section 2115(b) of the General Corporation Law of California, if applicable. Vacancies in the Board of Directors resulting from such removal may be filled by (i) a majority of the directors then in office, though less than a quorum, or (ii) the stockholders at a special meeting of the stockholders properly called for that purpose, by the vote of the holders of a majority of the shares entitled to vote at such special meeting subject to the provisions of Section 2115(b) of the General Corporation Law of California, if applicable. Directors so chosen shall hold office until the next annual meeting of stockholders.

Section 2.4. Regular Meetings.
Regular meetings of the Board of Directors shall be held at such place or places, on such date or dates, and at such time or times as shall have been established by the Board of Directors and publicized among all directors. A notice of each regular meeting shall not be required.

Section 2.5. Special Meetings.
Special meetings of the Board of Directors may be called by two (2) or more of the directors then in office (rounded up to the nearest whole number), by the Chairman of the Board or by the Chief Executive Officer and shall be held at such place, on such date, and at such time as they or he shall fix. Notice of the place, date and time of each such special meeting shall be given

each director by whom it is not waived by mailing written notice not less than five (5) days before the meeting (one (1) day before the meeting if delivered by an overnight courier service and two (2) days before the meeting if by overseas courier service) or by telephoning, telecopying, telegraphing or personally delivering the same not less than twenty-four (24) hours before the meeting. Unless otherwise indicated in the notice thereof, any and all business may be transacted at a special meeting.

Section 2.6. Quorum.
At any meeting of the Board of Directors, a majority of the total number of authorized directors shall constitute a quorum for all purposes. If a quorum shall fail to attend any meeting, a majority of those present may adjourn the meeting to another place, date or time, without further notice or waiver thereof.

Section 2.7. Participation in Meetings by Conference Telephone.
Members of the Board of Directors, or of any committee of the Board of Directors, may participate in a meeting of such Board or committee by means of conference telephone or similar communications equipment by means of which all persons participating in the meeting can hear each other and such participation shall constitute presence in person at such meeting.

Section 2.8. Conduct of Business.
At any meeting of the Board of Directors, business shall be transacted in such order and manner as the Board may from time to time determine, and all matters shall be determined by the vote of a majority of the directors present, except as otherwise provided herein or required by law. Action may be taken by the Board of Directors without a meeting if all members thereof consent thereto in writing, and the writing or writings are filed with the minutes of proceedings of the Board of Directors.

Section 2.9. Powers.
The Board of Directors may, except as otherwise required by law, exercise all such powers and do all such acts and things as may be exercised or done by the Corporation, including, without limiting the generality of the foregoing, the unqualified power:

(1) To declare dividends from time to time in accordance with law;

(2) To purchase or otherwise acquire any property, rights or privileges on such terms as it shall determine;

(3) To authorize the creation, making and issuance, in such form as it may determine, of written

obligations of every kind, negotiable or non-negotiable, secured or unsecured, and to do all things necessary in connection therewith;

(4) To remove any officer of the Corporation with or without cause, and from time to time to pass on the powers and duties of any officer upon any other person for the time being;

(5) To confer upon any officer of the Corporation the power to appoint, remove and suspend subordinate officers, employees and agents;

(6) To adopt from time to time such stock option, stock purchase, bonus or other compensation plans for directors, officers, employees and agents of the Corporation and its subsidiaries as it may determine;

(7) To adopt from time to time such insurance, retirement and other benefit plans for directors, officers, employees and agents of the Corporation and its subsidiaries as it may determine; and

(8) To adopt from time to time regulations, not inconsistent with these Bylaws, for the management of the Corporation's business and affairs.

Section 2.10. Compensation of Directors. Directors, as such, may receive, pursuant to resolution of the Board of Directors, fixed fees and other compensation for their services as directors, including, without limitation, their services as members of committees of the Board of Directors.

Section 2.11. Nomination of Director Candidates. Nominations for the election of directors may be made by the Board of Directors or a proxy committee appointed by the Board of Directors or by any stockholder entitled to vote in the election of directors.

Section 2.12. Honorary and Advisory Directors. The Board of Directors of the Corporation may appoint any individual as Honorary Director, Director Emeritus or member of any advisory board established by the Board of Directors. Any individual so appointed may be compensated as provided in Section 2.10, but such individual may not vote at any meeting of the Board of Directors or be counted in determining a quorum for any purpose, and shall not have any responsibility or be subject to any liability imposed upon a director or otherwise be deemed a director.

ARTICLE 3.
COMMITTEES

Section 3.1. Committees of the Board of Directors. The Board of Directors, by a vote of a majority of the whole Board, may from time to time designate committees of the Board, with such lawfully delegable powers and duties as it thereby confers, to serve at the pleasure of the Board and shall, for those committees and any others provided for herein, elect a director or directors to serve as the member or members, designating, if it desires, other directors as alternate members who may replace any absent or disqualified member at any meeting of the committee. Any committee so designated may recommend that the Board of Directors declare a dividend, authorize the issuance of stock or adopt an agreement of merger or consolidation if the resolution which designates the committee or a supplemental resolution of the Board of Directors shall so provide. In the absence or disqualification of any member of any committee and any alternate member in his place, the member or members of the committee present at the meeting and not disqualified from voting, whether or not he or they constitute a quorum, may by unanimous vote appoint another member of the Board of Directors to act at the meeting in the place of the absent or disqualified member. Each committee of the Board shall consist of one or more members.

Section 3.2. Conduct of Business. Each committee may determine the procedural rules for meeting and conducting its business and shall act in accordance therewith, except as otherwise provided herein or required by law. Adequate provision shall be made for notice to members of all meetings and all matters shall be determined by a majority vote of the members present. Action may be taken by any committee without a meeting if all members thereof consent thereto in writing, and the writing or writings are filed with the minutes of the proceedings of such committee.

ARTICLE 4.
OFFICERS

Section 4.1. Generally. The officers of the Corporation shall consist of a President, a Secretary and a Chief Financial Officer. The Corporation may also have, at the discretion of the Board of Directors, a Chairman of the Board, a Chief Executive Officer, one or more Vice Presidents, and such other officers as may from time to time be appointed by the Board of Directors. Each officer shall hold office until his or her successor is elected and qualified or until his or her earlier resignation or removal. Any number of offices may be held by the same person.

Section 4.2. Chairman of the Board.
The Chairman of the Board, if there shall be such an officer, shall, if present, preside at all meetings of the Board of Directors, and exercise and perform such other powers and duties as may be from time to time assigned to him by the Board of Directors or as provided by these Bylaws.

Section 4.3. President.
Subject to such supervisory powers of the Chairman of the Board, if there be such an officer, the President shall be the general manager and Chief Executive Officer of the Corporation and shall, subject to the control of the Board of Directors, have general supervision, direction and control of the business and officers of the Corporation. He shall preside at all meetings of the stockholders. He shall be ex officio a member of all the standing committees, including the executive committee, if any, and shall have the general powers and duties of management usually vested in the office of President of a Corporation, and shall have such other powers and duties as may be prescribed by the Board of Directors or by these Bylaws.

Section 4.4. Vice President.
In the absence or disability of the President, the Vice Presidents in order of their rank as fixed by the Board of Directors, or if not ranked, the Vice President designated by the Board of Directors, shall perform the duties of the President, and when so acting shall have all the powers of, and be subject to all the restrictions upon, the President. The Vice Presidents shall have such other powers and perform such other duties as from time to time may be prescribed for them respectively by the Board of Directors or these Bylaws.

Section 4.5. Chief Financial Officer.
The Chief Financial Officer shall keep and maintain or cause to be kept and maintained, adequate and correct books and records of account in written form or any other form capable of being converted into written form.

The Chief Financial Officer shall deposit all monies and other valuables in the name and to the credit of the Corporation with such depositaries as may be designated by the Board of Directors. He shall disburse all funds of the Corporation as may be ordered by the Board of Directors, shall render to the President and directors, whenever they request it, an account of all of his transactions as Chief Financial Officer and of the financial condition of the Corporation and shall have such other powers and perform such other duties as may be prescribed by the Board of Directors or by these Bylaws.

Section 4.6. Secretary.
The Secretary shall keep, or cause to be kept, a book of minutes in written form of the proceedings of the Board of Directors, committees of the Board, and stockholders. Such minutes shall include all waivers of notice, consents to the holding of meetings, or approvals of the minutes of meetings executed pursuant to these Bylaws or the Delaware General Corporation Law. The Secretary shall keep, or cause to be kept at the principal executive office or at the office of the Corporation's transfer agent or registrar, a record of its stockholders, giving the names and addresses of all stockholders and the number and class of shares held by each.

The Secretary shall give or cause to be given, notice of all meetings of the stockholders and of the Board of Directors required by these Bylaws or by law to be given, and shall keep the seal of the Corporation in safe custody, and shall have such other powers and perform such other duties as may be prescribed by the Board of Directors or these Bylaws.

Section 4.7. Delegation of Authority.
The Board of Directors may from time to time delegate the powers or duties of any officer to any other officers or agents, notwithstanding any provision hereof.

Section 4.8. Removal.
Any officer of the Corporation may be removed at any time, with or without cause, by the Board of Directors.

Section 4.9. Action With Respect to Securities of Other Corporations.
Unless otherwise directed by the Board of Directors, the President or any officer of the Corporation authorized by the President shall have power to vote and otherwise act on behalf of the Corporation, in person or by proxy, at any meeting of stockholders of or with respect to any action of stockholders of any other corporation in which this Corporation may hold securities and otherwise to exercise any and all rights and powers which this Corporation may possess by reason of its ownership of securities in such other corporation.

ARTICLE 5.
STOCK

Section 5.1. Certificates of Stock.
Each stockholder shall be entitled to a certificate signed by, or in the name of the Corporation by, the President or a Vice President, and by the Secretary or an Assistant Secretary, or the Chief Financial Officer, certifying the number of shares owned by him or her. Any of or all the signatures on the certificate may be facsimile.

Section 5.2. Transfers of Stock.
Transfers of stock shall be made only upon the transfer books of the Corporation kept at an office of the Corporation or by transfer agents designated to transfer shares of the stock of the Corporation. Except where a certificate is issued in accordance with Section 5.4 of these Bylaws, an outstanding certificate for the number of shares involved shall be surrendered for cancellation before a new certificate is issued therefor.

Section 5.3. Record Date.
The Board of Directors may fix a record date, which shall not be more than sixty (60) nor fewer than ten (10) days before the date of any meeting of stockholders, nor more than sixty (60) days prior to the time for the other action hereinafter described, as of which there shall be determined the stockholders who are entitled: to notice of or to vote at any meeting of stockholders or any adjournment thereof; to receive payment of any dividend or other distribution or allotment of any rights; or to exercise any rights with respect to any change, conversion or exchange of stock or with respect to any other lawful action.

Section 5.4. Lost, Stolen or Destroyed Certificates.
In the event of the loss, theft or destruction of any certificate of stock, another may be issued in its place pursuant to such regulations as the Board of Directors may establish concerning proof of such loss, theft or destruction and concerning the giving of a satisfactory bond or bonds of indemnity.

Section 5.5. Regulations.
The issue, transfer, conversion and registration of certificates of stock shall be governed by such other regulations as the Board of Directors may establish.

ARTICLE 6.
NOTICES

Section 6.1. Notices.
Except as otherwise specifically provided herein or required by law, all notices required to be given to any stockholder, director, officer, employee or agent shall be in writing and may in every instance be effectively given by hand delivery to the recipient thereof, by depositing such notice in the mails, postage paid, or by sending such notice by prepaid telegram, mailgram, telecopy or commercial courier service. Any such notice shall be addressed to such stockholder, director, officer, employee or agent at his last known address as the same appears on the books of the Corporation. The time when such notice shall be deemed to be given shall be the time such notice is received by such stockholder, director, officer, employee or agent, or by any person accepting such notice on behalf of such person, if

hand delivered, or the time such notice is dispatched, if delivered through the mails or by telegram, courier or mailgram.

Section 6.2. Waivers.
A written waiver of any notice, signed by a stockholder, director, officer, employee or agent, whether before or after the time of the event for which notice is to be given, shall be deemed equivalent to the notice required to be given to such stockholder, director, officer, employee or agent. Neither the business nor the purpose of any meeting need be specified in such a waiver. Attendance of a person at a meeting shall constitute a waiver of notice for such meeting, except when the person attends a meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened.

ARTICLE 7.
MISCELLANEOUS

Section 7.1. Facsimile Signatures.
In addition to the provisions for use of facsimile signatures elsewhere specifically authorized in these Bylaws, facsimile signatures of any officer or officers of the Corporation may be used whenever and as authorized by the Board of Directors or a committee thereof.

Section 7.2. Corporate Seal.
The Board of Directors may provide a suitable seal, containing the name of the Corporation, which seal shall be in the charge of the Secretary. If and when so directed by the Board of Directors or a committee thereof, duplicates of the seal may be kept and used by the Chief Financial Officer or by an Assistant Secretary or other officer designated by the Board of Directors.

Section 7.3. Reliance Upon Books, Reports and Records.
Each director, each member of any committee designated by the Board of Directors, and each officer of the Corporation shall, in the performance of his duties, be fully protected in relying in good faith upon the books of account or other records of the Corporation, including reports made to the Corporation by any of its officers, by an independent certified public accountant or by an appraiser.

Section 7.4. Fiscal Year.
The fiscal year ending of the Corporation shall be on the 31st day of December of each year.

Section 7.5. Time Periods.
In applying any provision of these Bylaws which require that an act be done or not done a specified number of days prior to an event or that an act be done during a period of a specified

number of days prior to an event, calendar days shall be used, the day of the doing of the act shall be excluded, and the day of the event shall be included.

ARTICLE 8.
INDEMNIFICATION OF DIRECTORS AND OFFICERS

Section 8.1. Right to Indemnification.
Each person who was or is made a party or is threatened to be made a party to or is involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative ("proceeding"), by reason of the fact that he or she or a person of whom he or she is the legal representative, is or was a director or, officer of the Corporation or is or was serving at the request of the Corporation as a director, officer or employee of another corporation, or of a partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans, whether the basis of such proceeding is alleged action in an official capacity as a director, officer or employee or in any other capacity while serving as a director, officer or employee, shall be indemnified and held harmless by the Corporation to the fullest extent authorized by the laws of Delaware, as the same exists or may hereafter be amended (but, in the case of any such amendment, only to the extent that such amendment permits the Corporation to provide broader indemnification rights than said laws permitted the Corporation to provide prior to such amendment) against all expenses, liability and loss (including attorneys' fees, judgments, fines, ERISA excise taxes or penalties, amounts paid or to be paid in settlement and amounts expended in seeking indemnification granted to such person under applicable law, this Bylaw or any agreement with the Corporation) reasonably incurred or suffered by such person in connection therewith and such indemnification shall continue as to a person who has ceased to be a director, officer or employee and shall inure to the benefit of his or her heirs, executors and administrators; provided, however, that, except as provided in Section 8.2, the Corporation shall indemnify any such person seeking indemnity in connection with an action, suit or proceeding (or part thereof) initiated by such person only if (a) such indemnification is expressly required to be made by law, (b) the action, suit or proceeding (or part thereof) was authorized by the Board of Directors of the Corporation, (c) such indemnification is provided by the Corporation, in its sole discretion, pursuant to the powers vested in the Corporation under the Delaware General Corporation Law, or (d) the action, suit or proceeding (or part thereof) is brought to establish or enforce a right to indemnification under an indemnity agreement or any other statute or law or otherwise as required under Section 145 of the Delaware General Corporation Law. Such right shall be a contract right and shall include the right to be paid by the Corporation expenses incurred in defending any such proceeding in advance of its final

disposition; provided, however, that, if the Delaware General Corporation Law then so requires, the payment of such expenses incurred by a director or officer of the Corporation in his or her capacity as a director or officer (and not in any other capacity in which service was or is rendered by such person while a director or officer, including, without limitation, service to an employee benefit plan) in advance of the final disposition of such proceeding, shall be made only upon delivery to the Corporation of an undertaking, by or on behalf of such director or officer, to repay all amounts so advanced if it should be determined ultimately that such director or officer is not entitled to be indemnified under this Section or otherwise. The foregoing is qualified to the extent of General Corporation Law of California at Section 2115(b), if applicable.

Section 8.2. Right of Claimant to Bring Suit. If a claim under Section 8.1 is not paid in full by the Corporation within ninety (90) days after a written claim has been received by the Corporation, the claimant may at any time thereafter bring suit against the Corporation to recover the unpaid amount of the claim and, if such suit is not frivolous or brought in bad faith, the claimant shall be entitled to be paid also the expense of prosecuting such claim. It shall be a defense to any such action (other than an action brought to enforce a claim for expenses incurred in defending any proceeding in advance of its final disposition where the required undertaking, if any, has been tendered to this Corporation) that the claimant has not met the standards of conduct which make it permissible under the Delaware General Corporation Law for the Corporation to indemnify the claimant for the amount claimed, but the burden of proving such defense shall be on the Corporation. Neither the failure of the Corporation (including its Board of Directors, independent legal counsel, or its stockholders) to have made a determination prior to the commencement of such action that indemnification of the claimant is proper in the circumstances because he or she has met the applicable standard of conduct set forth in the Delaware General Corporation Law, nor an actual determination by the Corporation (including its Board of Directors, independent legal counsel, or its stockholders) that the claimant has not met such applicable standard of conduct, shall be a defense to the action or create a presumption that a claimant has not met such applicable standard of conduct.

Section 8.3. Non-Exclusivity of Rights. The rights conferred on any person by Sections 8.1 and 8.2 shall not be exclusive of any other right which such persons may have or hereafter acquire under any statute, provision of the Certificate of Incorporation, bylaw, agreement, vote of stockholders or disinterested directors or otherwise.

Section 8.4. Indemnification Contracts.
The Board of Directors is authorized to enter into a contract with any director, officer, employee or agent of the Corporation, or any person serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, including employee benefit plans, providing for indemnification rights equivalent to or, if the Board of Directors so determines, greater than, those provided for in this Article VIII.

Section 8.5. Insurance.
The Corporation may maintain insurance to the extent reasonably available, at its expense, to protect itself and any such director, officer, employee or agent of the Corporation or another corporation, partnership, joint venture, trust or other enterprise against any such expense, liability or loss, whether or not the Corporation would have the power to indemnify such person against such expense, liability or loss under Delaware General Corporation Law.

Section 8.6. Effect of Amendment.
Any amendment, repeal or modification of any provision of this Article VIII by the stockholders or the directors of the Corporation shall not adversely affect any right or protection of a director or officer of the Corporation existing at the time of such amendment, repeal or modification.

ARTICLE 9.
AMENDMENTS

Subject to any contrary or limiting provisions contained in the Certificate of Incorporation, the Board of Directors is expressly empowered to adopt, amend or repeal Bylaws of the Corporation, subject to the right of the stockholders to adopt, amend, alter or repeal the Bylaws of the Corporation. Any adoption, amendment or repeal of Bylaws of the Corporation by the Board of Directors shall require the approval of a majority of the total number of authorized directors (whether or not there exist any vacancies in previously authorized directorships at the time any resolution providing for adoption, amendment or repeal is presented to the Board). The holders of at least a majority of the shares of the stock of the Corporation shall also have power to adopt, amend or repeal the Bylaws of the Corporation.

Exhibit 4.(i)

TEMECULA VALLEY BANCORP INC.[LOGO]

[NUMBER SEAL]

[SHARES SEAL]

Common Stock

Common Stock

INCORPORATED UNDER THE
LAWS OF THE STATE OF DELAWARE

SEE REVERSE FOR
CERTAIN DEFINITIONS

CUSIP 87972L 10 4

This Certifies that

is the record owner of

FULLY PAID SHARES, BEING THE SHARES REPRESENTED HEREBY, OF
TEMECULA VALLEY BANCORP INC.

Hereinafter designated "the Corporation," transferable on the share register of the Corporation in person or by duly authorized attorney upon surrender of this Certificate properly endorsed or assigned. The amount of capital stock of the Corporation is set forth on the books of the Corporation and the par value of the shares of capital stock of the Corporation is as set forth in the Certificate of Incorporation of the Corporation which Certificate of Incorporation and any and all amendments thereto are on file at the office of the Corporation and are hereby expressly incorporated herein by reference and to all of which the holder by acceptance hereof, hereby agrees and assents. THIS CERTIFICATE IS NOT VALID UNLESS COUNTERSIGNED AND REGISTERED BY THE TRANSFER AGENT AND REGISTRAR.

IN WITNESSETH WHEREOF, the said Corporation has caused this Certificate to be signed by the facsimile signature of its duly authorized officers.

Dated:

[TEMECULA VALLEY BANCORP INC. SEAL]
2002

/S/ Donald A. Pitcher
Secretary

/S/ Stephen H. Wacknitz
President

EXHIBIT 4.(ii).

WARRANT

THIS WARRANT SHALL BE TRANSFERABLE SEPARATELY FROM THE CONTEMPORANEOUSLY ISSUED COMMON STOCK AND MAY BE TRANSFERRED ONLY IN ACCORDANCE WITH SECTION 4 THEREOF.

No. W-

______ Warrants which Expire June 22, 2003
To Purchase One Share of Common Stock Each

TEMECULA VALLEY BANK, NATIONAL ASSOCIATION
Organized Under the Laws of the United States

THIS CERTIFIES THAT for value received, _______________, the registered holder hereof ("Holder") is entitled to purchase from Temecula Valley Bank, N.A. ("Bank"), at the purchase price of $5.00 per share ("Warrant Price") one share of Common Stock of the Bank ("Common Stock") for each Warrant set forth above. The number of shares purchasable upon exercise of this Warrant and the Warrant Price per share shall be subject to adjustment from time to time as set forth herein.

This Warrant is one of a duly authorized issue of 200,000 Warrants evidencing the right to purchase an aggregate of up to 200,000 shares of Common Stock and is issued in connection with the Bank's Offering of 200,000 Units; each Unit consisting of four (4) shares of Common Stock and one (1) Warrant to purchase one (1) share of Common Stock. Shares of Common Stock to be issued upon exercise of Warrants are referred to herein as "Warrant Shares."

The Warrants may be exchanged, without charge, for another Warrant(s) entitling the holder thereof to purchase a like aggregate number of Warrant Shares as the Warrant(s) surrendered and any Holder desiring to exchange a Warrant(s) shall make such request in writing delivered to the Bank and shall surrender, properly endorsed, the Warrant(s) to be so exchanged. Thereupon, the Bank shall deliver to the person entitled thereto new Warrants as so requested.

The Warrants shall be transferable only on the books of the Bank upon delivery thereof duly endorsed with signatures properly guaranteed by a commercial bank or securities brokerage firm or accompanied by proper evidence of succession, assignment or authority to transfer. Upon any registration of transfer, the Bank shall deliver a new Warrant or Warrants to the persons entitled thereto.

[The following legend will be placed on warrants issued to directors and executive officers of the Bank]:

> If the capital of the Bank falls below the minimum capital requirements contained in 12 C.F.R. Part 3, or falls below a higher requirement as determined by the Comptroller of the Currency ("Comptroller"), the Comptroller may direct the Bank to require Warrant holders to exercise or forfeit their Warrants.

The Bank will notify the holder of this Warrant within 45 days of the date the Comptroller notifies the Bank in writing that holders of Warrants must exercise or forfeit their Warrants. The Bank will cancel Warrants not exercised within 21 days of the Bank's notice. The Bank has agreed to comply with any Comptroller request that the Bank invoke its right to require holders of Warrants to exercise or forfeit their Warrants under the circumstances stated above.

1. Expiration Date. The Warrants represented hereby will expire at 5:00 p.m. Pacific Time on ___________, 2003 ("Expiration Date") and shall be exercisable at any time until the Expiration Date. The Board of Directors, in its sole discretion, may establish additional periods for the exercise of the Warrants, and may extend the Expiration Date. The appropriate terms utilized herein shall be applicable in the event of any such extension(s).

2. Period of Exercise. Subject to the terms of this Warrant, each Holder shall have the right, commencing on the date of issuance of the Warrants and extending until 5:00 p.m. Pacific Time on the Expiration Date, to purchase from the Bank the number of Warrant Shares indicated on the front of this certificate. The Warrant Shares shall be fully paid and nonassessable (except to the extent provided by the National Bank Act). Prior to exercise, upon request of the Holder, the Bank will provide Holders with the most current public financial information then available. The Bank represents and warrants that it will provide, at a minimum, the information that would be publicly available if the Bank, at the time of any such exercise, were required to file quarterly and annual report with the Office of the Comptroller of the Currency pursuant to 12 C.F.R. Part 16.20, which references the Securities and Exchange Act of 1934, as amended, and the regulations promulgated thereunder.

3. Manner of Exercise. A Warrant may be exercised by contacting the Bank's transfer agent, U.S. Stock Transfer Corp., 1745 Gardena Avenue, Glendale, California 91204, (818) 502-1404 and upon presentation and surrender hereof, together with the Warrant Purchase Form at the end hereof, duly filled in and signed, and upon payment to the Bank of the Warrant Price (subject to adjustment in accordance with the provisions of Section 9 hereof), for the number of Warrant Shares in respect of which such Warrants are then exercised. Payment of the aggregate Warrant Price shall be made in cash, by check or any combination thereof.

The Bank shall not be required to issue fractional Warrant Shares on the exercise of Warrants. When Warrants are presented for exercise in full at the same time by the same Holder, the number of full Warrant Shares shall be issuable upon the exercise of the Warrants so presented. If any fraction of a Warrant Share would be issuable on the exercise of any Warrants in full, the Bank shall pay an amount in cash equal to the then current market price per Warrant Share multiplied by such fraction. When Warrants are presented for exercise as to a specified portion, only full Warrant Shares shall be issuable and a new Warrant shall be issuable evidencing the remaining Warrant or Warrants.

Upon surrender of Warrants and payment of the Warrant Price as aforesaid, the Bank shall issue and cause to be delivered with all reasonable dispatch to or upon the written order of the Holder and in such name or names as the Holder may designate, a certificate or certificates for the number of full Warrant Shares so purchased upon the exercise of such Warrants, together with payment, as provided above in this Section 3, in respect of any fractional Warrant Share otherwise issuable upon surrender. Such certificate or certificates shall be deemed to have been issued and any person so designated to be named therein shall be deemed to have become a holder of record of such Warrant Shares as of the date of the surrender of such Warrants and payment of the Warrant Price, as aforesaid; provided, however, that if, at the date of surrender of such Warrants and payment of the Warrant Price, the transfer books for the Warrant Shares or other class of stock purchasable upon the exercise of such Warrants shall be closed, the certificates for the Warrant Shares in respect of which such Warrants are then exercised shall be issuable as of the date on which such books shall next be opened (whether before or after the Expiration Dates) and until such date the Bank shall be under no duty to deliver any certificate for such Warrant Shares. The rights of purchase represented by the Warrants shall be exercisable, at the election of the Holders thereof, either in full or in part, from time to time in part and, in the event that a Warrant is exercised in respect of less than all of the Warrant Shares purchasable on such exercise at any time prior to the date of expiration of the Warrants, a new Warrant evidencing the remaining Warrant or Warrants will be issued; provided, however, the Bank shall not be required to issue fractional Warrants. All Warrants surrendered in the exercise of the rights thereby evidenced shall be cancelled by the Bank.

4. Transferability of Warrants. The Warrants shall be transferable separately from the contemporaneously issued Common Stock. Transfers may take place by utilizing the Assignment Form at the end hereof.

5. Payment of Taxes. The Bank will pay all documentary stamp taxes, if any, attributable to the initial issuance of Warrant Shares upon the exercise of Warrants; provided, however, that the Bank shall not be required to pay any tax or taxes which may be payable in respect of any transfer involved in the issuance or delivery of any Warrants or certificate for Warrant Shares in a name other than that of the Holder of Warrants in respect of which such Warrant Shares are issued, and in such case the Bank shall not be required to issue or deliver any certificate for shares of Common Stock or any Warrant until the person requesting the same has paid to the Bank the amount of such tax or has established to the Bank's satisfaction that such tax has been paid.

6. Mutilated or Missing Warrants. In case any of the Warrants shall be mutilated, lost, stolen or destroyed, the Bank may at its discretion issue, upon cancellation of the mutilated Warrant, or in lieu of and in substitution for the Warrant lost, stolen or destroyed, a new Warrant of like tenor and representing an equivalent right or interest; but only upon receipt of evidence satisfactory to the Bank of such loss, theft or destruction of such Warrant, and indemnity, if requested, also satisfactory to the Bank. An applicant for such a substitute Warrant shall also comply with such other reasonable regulations as the Bank may prescribe.

7. Reservation of Warrant Shares. The Bank shall at all times, while the Warrants are exercisable, keep reserved, out of its authorized Common Stock, a number of shares of Common Stock sufficient to provide for the exercise of the rights of purchase represented by the outstanding Warrants. Promptly after the expiration of the Warrants, no shares shall be subject to reservation in respect of such Warrants.

8. Cancellation of Warrants. The Bank shall cancel any Warrants surrendered for exchange, substitution, transfer or exercise in whole or in part.

9. Adjustment of Warrant Price and Number of Warrant Shares. The number and kind of securities purchasable upon the exercise of each Warrant and the Warrant Price shall be subject to adjustments from time to time upon the happening of certain events, as hereinafter defined:

9.1 Mechanical Adjustments. The number of Warrant Shares purchasable upon the exercise of each Warrant and the Warrant Price shall be subject to adjustment as follows:

(a) In case the Bank shall (i) pay a dividend in shares of Common Stock or make a distribution in shares of Common Stock, (ii) subdivide its outstanding shares of Common Stock into a greater number of shares, (iii) combine its outstanding shares of Common Stock into a smaller number of shares of Common Stock, or (iv) issue by reclassification of its shares of Common Stock or capital reorganization other securities of the Bank, the number of Warrant Shares purchasable upon exercise of each Warrant immediately prior thereto shall be adjusted so that the Holder of each Warrant shall be entitled to receive the kind and number of Warrant Shares or other securities of the Bank which the Holder would have owned or have been entitled to receive, assuming the Warrant had been exercised. An adjustment made pursuant to this Section (a) shall become effective immediately after the effective date of such event retroactive to the record date, if any, for such event.

(b) No adjustment shall be made in the number of Warrant Shares purchasable upon the exercise of each Warrant unless such adjustment would require an increase or decrease of at least 1% in the number of Warrant Shares purchasable upon the exercise of each Warrant; provided, however, that any adjustments which by reason of this Section (b) are not required to be made shall be carried forward and taken into account in any subsequent adjustment. All calculations shall be made to the nearest one-hundredth of a share.

(c) Whenever the number of Warrant Shares purchasable upon the exercise of each Warrant is adjusted, as herein provided, the Warrant Price payable upon exercise of each Warrant shall be adjusted by multiplying the Warrant Price immediately prior to adjustment by a fraction, of which the numerator shall be the number of Warrant Shares purchasable upon the exercise of each Warrant immediately prior to the adjustment, and of which the denominator shall be the number of Warrant Shares so purchasable immediately thereafter.

(d) For the purpose of this Section 9.1., the term "shares of Common Stock" or "Common Stock" shall mean (i) the class of stock designated as the Common Stock of the Bank at the date of this Warrant, or (ii) any other class of stock resulting from successive changes or reclassification of such shares consisting solely of changes in par value, or from par value to no par value, or from no par value to par value. In the event that at any time, as a result of an adjustment made pursuant to Section 9.1 (a) above, the Holder shall become entitled to purchase any shares of the Bank other than shares of Common Stock, thereafter the number of such other shares so purchasable upon exercise of each Warrant and the Warrant Price of such shares shall be subject to adjustment from time to time in a manner and on terms as nearly equivalent as practicable to the provisions with respect to the Warrant Shares contained in Sections 9.1 (a) through (c) above, and the provisions of Sections 1 and 2 and Sections 9.2 through 9.4, with respect to the Warrant Shares, shall apply on like terms to any such other shares.

9.2 Notice of Adjustment. Whenever the number of Warrant Shares purchasable upon the exercise of each Warrant or the Warrant Price of such Warrant Shares are adjusted, as herein provided, the Bank shall cause to be mailed by first class mail, postage prepaid, to each Holder notice of such adjustment or adjustments setting forth the number of Warrant Shares purchasable upon the exercise of each Warrant and the Warrant Price of such Warrant Shares after adjustment, and the Bank shall further set forth a brief statement of the facts and computations supporting such adjustment. Any failure by the Bank to give notice to the Holder or any defect therein shall not affect the validity of such adjustment or of the event resulting in the adjustment, nor of the Holder's rights to such adjustment.

9.3 No Adjustment for Dividends or Distributions. Except as provided in Sections 9.1 and 9.5, no adjustment in respect of any dividends or distributions shall be made during the term of a Warrant or upon the exercise of a Warrant.

9.4 Rights Upon Consolidation, Merger, etc.

(a) In case of any consolidation of the Bank with or merger of the Bank into another corporation or in case of any sale or conveyance to another corporation of the property of the Bank as an entirety or substantially as an entirety, such successor or purchasing corporation may assume the obligations hereunder, and may execute with the Bank an agreement that each Holder shall have the right thereafter upon payment of the Warrant Price to purchase upon exercise of each Warrant the kind and amount of shares and other securities and property (including cash) which he would have owned or have been entitled to receive after the happening of such consolidation, merger, sale or conveyance had such Warrant been exercised immediately prior to such action. The Bank shall mail by first class mail, postage prepaid, to each Holder notice of the execution of any such agreement. Such agreement shall provide for adjustments, which shall be as nearly equivalent as may be practicable to the adjustments provided for in this Section 9. The provisions of this Section 9.4 shall similarly apply to successive consolidation, mergers, sales or conveyances.

(b) In the event that such successor corporation does not execute such an agreement with the Bank as provided in Section 9.4 (a) above, then as to outstanding Warrants then exercisable, each Holder shall be entitled to exercise outstanding Warrants upon the payment of the Warrant Price during a period of at least thirty days which period terminates at least five days prior to consummation of the consolidation, merger, sale or conveyance, and thereby receive consideration in the transaction on the same basis as other previously outstanding shares of the same class as the Warrant Shares acquired upon exercise. If Section 9.4 (a) is not applicable and Warrants are not exercised in accordance with this Section 9.4 (b) before consummation of the transaction, then all Warrants will be cancelled and become null and void. The Bank shall mail by first class mail, postage prepaid, to each Holder, at least ten days prior to the first date on which the Warrant shall become exercisable, notice of the proposed transaction setting forth the first and last date on which the Holder may exercise outstanding Warrants and a description of the terms of this Warrant providing for cancellation of the Warrants in the event that Warrants are not exercised by the prescribed date.

(c) The Bank's failure to give any notice required by this Section 9.4 or any defect therein shall not affect the validity of any such agreement, consolidation, merger, sale or conveyance or property.

9.5 Rights Upon Liquidation. In case (a) the Bank shall make any distribution of its assets to holders of its shares of Common Stock as a liquidation dividend or by way of return of capital, or other than as a dividend payable out of capital and unimpaired surplus legally available for dividends under the National Bank Act, or (b) the Bank shall liquidate, dissolve or wind up its affairs (other than in connection with a consolidation, merger or sale of all or substantially all of its property, assets and business as an entirety), then the Bank shall cause to be mailed to each Holder of Warrants then exercisable, by first class mail, at least twenty days prior to the applicable record date, a notice stating the date on which such distribution, liquidation, dissolution or winding up is expected to become effective, and the date on which it is expected that holders of shares of Common Stock of record shall be entitled to exchange their shares of Common Stock for securities or other property or assets (including cash) deliverable upon such distribution, liquidation, dissolution or winding up. The Bank's failure to give the notice required by this Section 9.5 or any defect therein shall not affect the validity of such distribution, liquidation, dissolution or winding up.

9.6 Statement on Warrants. Irrespective of any adjustments in the Warrant Price or the number or kind of shares purchasable upon the exercise of the Warrants, Warrants theretofore or thereafter issued may continue to express the same price and number and kind of shares as are stated in the Warrants initially issued.

10. No Rights as Shareholders. Nothing contained in this Warrant shall be construed as conferring upon the Holder hereof the right to vote or to receive dividends or to consent to or receive notice as shareholders in respect of any meeting of shareholders called for the election of directors of the Bank or any other matter, or to any rights whatsoever as shareholders of the Bank.

11. Notices. Any notice pursuant to this Warrant by any Holder to the Bank or by the Bank to the Holder, shall be in writing. If to the Bank, the notice shall be mailed first class, postage or hand delivered or delivered by a nationally recognized overnight service to the Bank at its office at 27710 Jefferson Avenue, Suite A100, Temecula, CA 92590 or such other address as the Bank may designate in writing to the Holder. If to the Holder, the notice shall be mailed first-class, postage prepaid or delivered by a nationally recognized overnight service at the Holder's address on the books of the Bank.

12. Applicable Law. This Warrant shall be governed by and construed in accordance with the laws of the State of California, to the extent not preempted by federal law without giving effect to principles of conflict of laws.

13. State Securities Law. The exercise of Warrants is prohibited unless the issuance of the Warrant Shares has been registered or qualified under laws of the state where registered unless there is an exemption available from such requirements.

14. Captions. The captions of the sections of this Warrant have been inserted for convenience only and shall have no substantive effect.

WITNESS the facsimile seal of the Bank and the signatures of its duly authorized officers.

TEMECULA VALLEY BANK, NATIONAL ASSOCIATION

By: /S/ STEPHEN H. WACKNITZ
STEPHEN H. WACKNITZ
President, CEO & Chairman of the Board

By: /S/ DONALD A. PITCHER
DONALD A. PITCHER
Senior Vice President, Chief Financial Officer

Dated: __________, 2001

(Corporate Seal)

<PAGE>

ASSIGNMENT

(To be signed only upon assignment of Warrant)

FOR VALUE RECEIVED, the undersigned hereby sells, assigns and transfers unto

____

____

____

(Name and address of Assignee must be printed or typewritten)

Please provide Social Security No. or Federal Tax I.D. No. of Assignee: ____

the within Warrant(s) hereby irrevocably constituting and appointing: ____

Attorney to transfer said Warrant(s) on the books of the Bank, with full power of substitution in the premises.

Dated: ______________, 200__

____
Signature of Record Holder

____
Signature of Record Holder

Signature(s) Guaranteed By: _________________________

NOTE: The signature(s) of this assignment must correspond with the name as it appears upon the face of the within Warrant Certificate in every particular, without alteration or enlargement or any change whatever.

<PAGE>

WARRANT PURCHASE FORM

TO: TEMECULA VALLEY BANK, NATIONAL ASSOCIATION
27710 JEFFERSON AVENUE, SUITE A100
TEMECULA, CA 92590

The undersigned hereby irrevocably elects to exercise the right of purchase represented by the within Warrant for, and to purchase thereunder, __________________ shares of the Temecula Valley Bank, National Association Common Stock (upon exercise of ______ Warrants to purchase one (1) share each), and requests that certificates for such shares be issued in the name(s) of:

Name (please print or type)	Name (please print or type)
Street Address	Street Address
City, State and Zip	City, State and Zip
Social Security/Taxpayer I.D.#	Social Security/Taxpayer I.D.#
Signature	Signature

If said number of shares shall not be all the shares purchasable thereunder, a new Warrant for the balance remaining of the whole number of Warrants shall be registered in the name of the undersigned Warrant holder or his assignee as indicated below and delivered to the address stated below.

DATED: ______________________________, __

Address: ___________________________________

____

____
Signature of Holder or Assignee

____
Signature of Holder or Assignee

NOTE: The above signature(s) must correspond with the name(s) as written upon the face of this Warrant in every particular, without alteration or enlargement or any change whatsoever.

Signature(s) guaranteed by: ______________________________